SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 1)*

                      CONVEX COMPUTER CORPORATION
--------------------------------------------------------------------------
                             (Name of Issuer)

                      Common Stock, $.01 par value
--------------------------------------------------------------------------
                     (Title of Class of Securities)

                             212578108
--------------------------------------------------------------------------
                            (CUSIP Number)

         D. Craig Nordlund, Secretary and Associate General Counsel
                          Hewlett-Packard Company
                        Corporate Legal Department
                       3000 Hanover Street, MS: 20BQ
                       Palo Alto, California  94304
                              (415) 857-2645
--------------------------------------------------------------------------
    (Name, Address and Telephone Number of Person Authorized to Receive
                        Notices and Communications)

                            November 1, 1995
--------------------------------------------------------------------------
         (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                             SCHEDULE 13D

CUSIP No. 212578108

--------------------------------------------------------------------------
1    Name of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above
Persons

     Hewlett-Packard Company   I.R.S. Identification No. 94-1081436
--------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group
                                                          (a) [ ]
     Not applicable                                       (b) [ ]
--------------------------------------------------------------------------
3    SEC Use Only

--------------------------------------------------------------------------
4    Source of Funds

     WC
--------------------------------------------------------------------------
5    Check Box if Disclosure of Legal Proceedings Is Required Pursuant to
Items 2(d) or 2(e)
                               [   ]

--------------------------------------------------------------------------
6    Citizenship or Place of Organization

     California
--------------------------------------------------------------------------
7    Sole Voting Power

     NUMBER OF                  1,903,510
      SHARES             ------------------------------------------------
   BENEFICIALLY
     OWNED BY            8    Shared Voting Power
      EACH
    REPORTING                   0
     PERSON             ------------------------------------------------
      WITH
                         9    Sole Dispositive Power

                                1,903,510
                        ------------------------------------------------

                        10    Shared Dispositive Power

                                0
--------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person

         1,903,510 shares
--------------------------------------------------------------------------
12       Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares
                                                                   [   ]

--------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)

         6.9%*
--------------------------------------------------------------------------
14       Type of Reporting Person

         CO
--------------------------------------------------------------------------
* All calculations are based on 26,791,532 shares of Convex Computer Corporation Common Stock outstanding as of October 6, 1995.



                              Schedule 13D
                             Amendment No. 1

Item 3.  Source and Amount of Funds or Other Consideration.

     Hewlett-Packard Company ("Hewlett-Packard") has acquired $8,000,000 Debentures (as defined below) which are convertible into an aggregate of 367,816 shares of common stock, $.01 par value ("Convex Common Stock"), of Convex Computer Corporation ("Convex"). "Debentures" refers to $53,500,000 6% Convertible Subordinated Debentures due March 1, 2012 issued by Convex which Debentures are convertible into shares of Convex Common Stock at a conversion price of $21.75 per share. The aggregate purchase price for the $8,000,000 Debentures was $7,160,000, which purchase price was paid with funds derived from Hewlett-Packard's working capital and cash reserves.


Item 5.   Interest in Securities of the Issuer.

(a) Pursuant to the Common Stock Purchase Agreement dated March 18, 1992 between Convex and Hewlett-Packard, Hewlett-Packard holds 1,213,855 shares of Convex Common Stock which constitutes approximately 4.53% of the outstanding Convex Common Stock. Hewlett-Packard also holds Debentures convertible into an aggregate of 689,655 shares of Convex Common Stock at a conversion price of $21.75 per share. The closing price for Convex Common Stock on the New York Stock Exchange Composite Transactions on October 31, 1995 was $4.50 per share.

(b)     Reference is made to items 7-10 of the cover page hereto.

(c) On the following dates, through Goldman, Sachs & Co., Baird, Patrick & Co. Inc. and Lazard Freres & Co., respectively, Hewlett-Packard purchased the Debentures at the following prices:

Date of Transaction     Principal Amount    Aggregate Purchase Price

     10/02/95            $2,000,000.00       $1,760,000.00
     10/17/95            $5,000,000.00       $4,431,250.00
     11/01/95            $8,000,000.00       $7,160,000.00

     Except as described in this statement, Hewlett-Packard has not effected any transactions in shares of Convex equity stock during the last 60 days.

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 1, 1995
---------------------------------------
Date

D. Craig Nordlund
Secretary and Associate General Counsel